SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No. 3)*

Atheros Communications, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

04743P108

(CUSIP Number)

April 27, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]

Rule 13d-1(b)

[   ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 13 Pages

Exhibit Index Contained on Page 10

CUSIP NO. 04743P108	13 G	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) August Capital II, L.P. (“August II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) August Capital Strategic Partners II, L.P. (“Partners II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) August Capital Management II, L.L.C. (“ACM II”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 494 shares. Johnston, Marquardt and Rappaport, the members of ACM II, may be deemed to have shared power to vote these shares.
	6	SHARED VOTING POWER 0 shares.
	7	SOLE DISPOSITIVE POWER 494 shares. Johnston, Marquardt and Rappaport, the members of ACM II, may be deemed to have shared power to vote these shares.
	8	SHARED DISPOSITIVE POWER 0 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) John R. Johnston (“Johnston”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 59,623 shares
	6	SHARED VOTING POWER 494
	7	SOLE DISPOSITIVE POWER 59,623 shares
	8	SHARED DISPOSITIVE POWER 494
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,117
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David F. Marquardt (“Marquardt”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 133,337 shares
	6	SHARED VOTING POWER 494
	7	SOLE DISPOSITIVE POWER 133,337
	8	SHARED DISPOSITIVE POWER 494
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 133,831
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew S. Rappaport (“Rappaport”) Tax ID Number:
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,324 shares, including 15,625 shares subject to options that are exercisable within 60 days.
	6	SHARED VOTING POWER 494 shares.
	7	SOLE DISPOSITIVE POWER 63,324 shares, including 15,625 shares subject to options that are exercisable within 60 days.
	8	SHARED DISPOSITIVE POWER 494 shares.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,818
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.1%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILING OUT!

CUSIP NO. 04743P108	13 G	Page 8 of 13 Pages

This Amendment No. 3 amends the Statement on 13(G) (as previously amended, the “Original Statement”) filed by August Capital II, L.P. (“August II”), August Capital Strategic Partners II, L.P. (“Partners II”), August Capital Management II, L.L.C. (“ACM II”), John R. Johnston (“Johnston”),   David F. Marquardt (“Marquardt”), and Andrew S. Rappaport (“Rappaport”) (the foregoing entities and individuals are collectively referred to as the “Reporting Persons”) to correct an error in the number of shares beneficially owned by Marquardt as reported in Amendment No. 2.  No other items in the Original Statement have been changed in this Amendment No. 3.

CUSIP NO. 04743P108	13 G	Page 9 of 13 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated September 19, 2006

Entities:

August Capital II, L.P.

August Capital Strategic Partners II, L.P.

August Capital Management II, L.L.C.

By:/s/ Sydney Lagier

Sydney Lagier, Attorney-in-Fact for the above listed entities

Individuals:

John R. Johnston

David F. Marquardt

Andrew S. Rappaport

By:/s/ Sydney Lagier

Sydney Lagier, Attorney-in-Fact for the above listed individuals

CUSIP NO. 04743P108	13 G	Page 10 of 13 Pages

EXHIBIT INDEX

Found on

Sequentially

Exhibit

Numbered Page

Exhibit A: Power of Attorney

          11

CUSIP NO. 04743P108	13 G	Page 11 of 13 Pages

Exhibit 1

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each undersigned hereby constitutes and appoints SYDNEY LAGIER his, her or its true and lawful attorney-in-fact to:

(1)

execute for and on behalf of each undersigned (a “Reporting Person”) any and all reports, notices, communications and other documents (including, but not limited to, reports on Schedule 13D, Schedule 13G, Form 13-F, Form 3, Form 4 and Form 5) that such Reporting Person may be required to file with the United States Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (collectively, the “Reports”) with respect to each Reporting Person’s (a) status as an officer or director of, or (b) ownership of, or transactions in, securities of, any entity whose securities are beneficially owned (directly or indirectly) by such Reporting Person (each, a “Company”);

(2)

do and perform any and all acts for and on behalf of each Reporting Person which may be necessary or desirable to complete and execute any such Reports and timely file such forms and schedules with the United States Securities and Exchange Commission and any stock exchange or similar authority; and

(3)

take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned, pursuant to this Power of Attorney, shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in her discretion.

The undersigned hereby grants to such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary, and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of revocation, hereby ratifying and confirming all that such attorney-in-fact, or her substitute or substitutes, shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.  The undersigned acknowledges that no such attorney-in-fact, in serving in such capacity at the request of the undersigned, is hereby assuming, nor is the Company hereby assuming, any of the undersigned's responsibilities to comply with Section 16 or Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Forms 3, 4 and 5 or Schedules 13G/D with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

CUSIP NO. 04743P108	13 G	Page 12 of 13 Pages

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 14th day of September, 2006.

AUGUST CAPITAL MANAGEMENT II, L.L.C.,

a Delaware Limited Liability Company

By:

/s/Mark G. Wilson

Mark G. Wilson, Member

AUGUST CAPITAL II, L.P.,

a Delaware Limited Partnership

By:

August Capital Management II, L.L.C.,

a Delaware Limited Liability Company

Its General Partner

By:

/s/Mark G. Wilson

Mark. G. Wilson, Member

AUGUST CAPITAL STRATEGIC PARTNERS II, L.P.,

a Delaware Limited Partnership

By:

August Capital Management II, L.L.C.,

a Delaware Limited Liability Company

Its General Partner

By:

/s/Mark G. Wilson

Mark. G. Wilson, Member

AUGUST CAPITAL ASSOCIATES II, L.P.,

a Delaware Limited Partnership

By:

August Capital Management II, L.L.C.,

a Delaware Limited Liability Company

Its General Partner

CUSIP NO. 04743P108	13 G	Page 13 of 13 Pages

By:

/s/Mark G. Wilson

Mark. G. Wilson, Member

MEMBERS:

/s/Sydney Lagier

Sydney Lagier

/s/John R. Johnston

John R. Johnston

/s/Andrew S. Rappaport

Andrew S. Rappaport

/s/David F. Marquardt

David F. Marquardt

/s/Mark G. Wilson

Mark G. Wilson